Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Organization

1. In Index Oil & Gas Limited	United Kingdom

2. In Index Investments North America Inc.	Delaware

3. In Index Oil & Gas (USA), LLC	Delaware

4. In Index Offshore LLC	Delaware